United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement | Lisbon | 18 August 2015

Qualified holding — RS Holding, SGPS, S.A.

PHAROL, SGPS S.A. (“PHAROL”) hereby informs that Ongoing - Strategy Investments, SGPS, S.A. (“Ongoing”), reduced the shares and the corresponding number of votes directly and through the company controlled by Nivalis Holdings BV (“Nivalis”), representing approximately 3.46% of the share capital and corresponding voting rights of PHAROL.

This reduction is the result:

a)             the sale, on the 12th August, of 37,804,969 common shares of the Company, as a result of the exercise of a right of ownership set out in the loan agreement with stock pledges; and

b)             failure to repurchase, by Ongoing of 22,560,000 shares of the Company, which were the subject of an Equity Swap Transaction (“Swap”), as communicated in due course, which expired on the 12th August.

Because of these two events, and as stated above, the qualified participation attributed to Ongoing, in accordance with the provisions of article 20 of CVM, is now represented by 29,735,000 common shares, representing approximately 3.46% the Company’s share capital and corresponding voting rights.

The quoted 29,735,000 common shares are directly held by Nivalis, whose holding is attributed, under paragraph b) of paragraph 1 of article 20 of CVM, the company Insight Strategic Investments, SGPS, SA (“Insight”), which holds an interest corresponding to 62.55% of the voting rights in Nivalis, the Ongoing being the majority shareholder of Insight. The votes attributable to Nivalis, the Insight and Ongoing are also attributable to the company RS Holding, SGPS, SA (“RS Holding”), which is majority shareholder of Ongoing, and D. Isabel Rocha dos Santos, who is majority shareholder of RS Holding.

This statement is pursuant to the terms and for the purposes of articles 16 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received by Ongoing, with office in Rua Victor Cordon, 19, Lisbon, Portugal.

PHAROL, SGPS S.A. Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

pharol.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.